Ceres Managed Futures LLC

January 9, 2011

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Duc Dang

Re:

BHM Discretionary Futures Fund L.P.

Amendment No. 3 to Registration Statement on Form 10-12G, filed on February 25, 2011, and amended on April 21, 2011, July 12, 2011 and September 9, 2011

File No. 000-54284

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of BHM Discretionary Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated September 28, 2011, relating to the Registrant’s Form 10 filed on February 25, 2011, as amended on April 21, 2011, July 12, 2011 and September 9, 2011 (File No. 000-54284). We have prepared our response with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Exhibit 99.1

Note 6. Financial Highlights

Comment # 1

We have reviewed your response to comment 6, and it appears that the ratios presented in Note 6 are non-GAAP financial measures. For example, the measure Net investment loss adjusts the GAAP measure Net investment loss, as presented on your Statement of Operations, by adding back Expenses allocated from Trading Company and Organizational costs, thus creating a non-GAAP financial measure, which is used to derive the non-GAAP ratio Net investment loss. In future filings, please remove all non-GAAP financial measures from your financial statements and accompanying notes. Refer to Item 10(e) of Regulation S-K.

Response # 1

In future filings required under the Securities Exchange Act of 1934, as amended, the General Partner will not include any non-GAAP financial measures in the financial statements and accompanying footnotes as required by Rule 10(e) of Regulation S-K. In addition, in order to provide more detailed and comparable information to our investors, the General Partner will disclose the impact that incentive fees allocated from a trading company has on the net investment income/loss ratio. We believe that this is important information to provide to our investors as incentive fee expenses fluctuate and can often be a large expense to the fund. The General Partner deems it important to disclose the incentive fee impact on the net investment income/loss ratio as additional information in the financial highlights to illustrate the impact incentive fees have on the fund’s performance, and believes that such information is derived from GAAP-compliant numbers and therefore such measure would not be considered to be a “non-GAAP Financial Measure” in accordance with Rule 101(a)(2) of Regulation G.

Below is a sample presentation:

Net investment loss	%
Incentive fees allocated from Trading Company	%

Net investment loss before incentive fees allocated from Trading Company	%

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,
/s/ Walter Davis

Walter Davis
President, Ceres Managed Futures LLC

cc:   Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney Timothy P. Selby, Alston & Bird LLP